December 18, 2009

via EDGAR

Rebecca Marquigny

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549-4644

RE:       Principal Variable Contracts Funds, Inc.

            Post-Effective Amendment on Form N-1A number 72

File Numbers. 002-35570, 811-01944

Dear Ms. Marquigny,

This letter responds, on behalf of Principal Variable Contracts Funds, Inc. (the “Registrant”), to the comments of the Staff of the Securities and Exchange Commission (“Commission”), which you communicated to me by telephone on November 20, 2009 with respect to post-effective amendment number 72 to Registrant’s registration statement on Form N-1A (“the Amendment”).  The Amendment was filed with the Commission on October 7, 2009, pursuant to Rule 485(a)(2) under the Securities Act of 1933 (the “1933 Act”).  Changes in response to Staff comments as described below will be made by the Registrant in a post-effective amendment that will be filed with the Commission pursuant to Rule 485(b) under the 1933 Act (Amendment number 73).

Comments on the Prospectus

Comment 1.  Please confirm that this post-effective amendment was not intended to use the new summary format.

Response:  Confirmed; the Registrant did not intend to use the summary format with this filing.

Comment 2.  Please add language to further distinguish the Diversified Balanced Account from the Diversified Growth Account.

Response:  The document will be revised.

Comment 3.  Please add language about how underlying funds are selected to the strategy discussion.

Response:  The document will be revised.

Comment 4.  Please tailor the following language to reflect a balanced investment approach for the Diversified Balanced Account and a growth investment approach for the Diversified Growth Account:  “The assets of the Account will be allocated among the underlying funds in accordance with its investment objective, the Advisor’s outlook for the economy and the financial markets, and the relative market valuations of the underlying funds and will be re-balanced monthly.”

Response:  The document will be revised.

Comment 5.  Risk disclosure.  (a)  Please add disclosure regarding investing in index funds.  (b)  Please review the risks and corresponding strategy disclosure.

Response:  (a)  The document will be revised.  (b)  The document has been reviewed and the introductory language to the risks will be revised.

Comment 6.  Fees and Expenses of the Account.  (a) Please revise the introductory language to the Annual Account Operating Expenses table to remove references to performance shown.  (b)  Please explain the interest expense referenced in the Annual Account Operating Expenses table footnote.

Response:  (a) The requested revision will be made.  (b) The requested revision will be made.

Comment 7.  Please revise the introductory language to the Example.

Response:  The requested revision will be made.

Amendment 73 incorporates by reference the prospectus and statement of additional information, each dated May 1, 2009, included in Post-Effective Amendment No. 69 to the registration statement on Form N-1A filed on April 27, 2009 pursuant to paragraph (a) of Rule 485 and the prospectus and statement of additional information, each dated August 25, 2009, included in Post-Effective Amendment No. 71 to the registration statement on Form N-1A filed on August 20, 2009 pursuant to paragraph (b) of Rule 485.  Amendment 73 also incorporates by reference the supplements to the prospectus dated and filed May 4, 2009, May 21, 2009, June 19, 2009, August 25, 2009, September 18, 2009, October 16, 2009, October 23, 2009, November 12, 2009, and December 17, 2009 and supplements to the statement of additional information dated and filed June 19, 2009, August 25, 2009, September 21, 2009, October 23, 2009, November 12, 2009, and December 17, 2009 pursuant to Rule 497.

We understand that the Registrant is responsible for the accuracy and adequacy of the disclosure in the filing and that staff comments or our changes to the disclosure in response to the staff comments do not foreclose the Commission from taking any action with respect to the filing.  In addition, the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at 515-235-9154 or Adam Shaikh at 515-235-9328 if you have any questions.

Sincerely,

/s/ Jennifer A. Mills

Jennifer A. Mills

Attorney